SEC Mail Processing Section
AUG 25 2008
Washington, DC
105

SECUR. 08032634 MISSION

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23522

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/07 (MM/DD/YY) AND ENDING 6/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER — DEALER: Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue
(No. and Street)

Lake Success	NY	11042-1038
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles E. Sax — (516) 472-5179
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — if individual, state last, first, middle name)

Two World Financial Center	New York	NY	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 16 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (6-02)

AFFIRMATION

I, Charles E. Sax, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ridge Clearing & Outsourcing Solutions, Inc., (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of and for the year ended June 30, 2008, are true and correct. I further affirm that neither the Company nor any proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Charles E. Sax — August 22, 2008

Signature — Date

Chief Financial Officer, Vice President and Treasurer

Title

Maria Medina — 8/22/08

Notary Public

MARIA MEDINA
Notary Public, State Of New York
No.01ME5081460
Qualified In Queens County
Commission Expires July 7, 2011

SEC
Mail Processing
Section

AUG 25 2008

Washington, DC
105

RIDGE CLEARING & OUTSOURCING SOLUTIONS, INC.
(An indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.)
(SEC I.D. No. 8-23522)

STATEMENT OF FINANCIAL CONDITION
AS OF
JUNE 30, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934
as a Public Document.

Deloitte.

SEC
Mail Processing
Section

AUG 25 2008

Washington, DC
105

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Ridge Clearing & Outsourcing Solutions, Inc.
Lake Success, New York

We have audited the accompanying statement of financial condition of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") as of June 30, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ridge Clearing & Outsourcing Solutions, Inc. at June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

August 22, 2008

Ridge Clearing & Outsourcing Solutions, Inc.

(An Indirect Wholly-Owned Subsidiary of Broadridge Financial Solutions, Inc.)

STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2008
(Dollars in thousands, except share information)

Assets	
Cash and cash equivalents	$ 143,619
Securities segregated for regulatory purposes or deposited with clearing organizations (Notes 4 and 10)	33,688
Securities Borrowed (Note 4)	113,917
Receivable from brokers, dealers and clearing organizations, net (Note 3)	453,636
Receivable from customers	802,336
Goodwill	29,298
Intangible assets, net (Note 11)	14,242
Other assets	14,733
Total assets	$ 1,605,469
Liabilities and Stockholder's Equity	
Liabilities:	
Drafts payable	$ 10,870
Securities loaned	133,083
Payable to brokers, dealers and clearing organizations (Note 3)	264,485
Payable to customers	759,808
Restructuring liabilities (Note 8)	8,203
Intercompany loan payable (Note 5)	72,693
Deferred tax liability, net (Note 6)	2,361
Accrued expenses and other liabilities (Note 5)	18,961
Total liabilities	$ 1,270,464
Stockholder's Equity:	
Common stock $0.10 par value; authorized 200,000 shares; issued and outstanding 100,000 shares	$ 10
Additional paid-in capital	367,959
Accumulated deficit	(32,964)
Total stockholder's equity	$ 335,005
Total liabilities and stockholder's equity	$ 1,605,469

See notes to statement of financial condition.

1. Organization

Ridge Clearing & Outsourcing Solutions, Inc. (the "Company") is wholly-owned by Broadridge Securities Processing Solutions, Inc., which in turn, is a wholly-owned subsidiary of Broadridge Financial Solutions, Inc. ("Broadridge"), a leading global provider of technology-based outsourcing solutions to the financial services industry, headquartered in Lake Success, New York.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of both the New York Stock Exchange ("NYSE") and the Financial Industry Regulatory Authority ("FINRA"). The Company provides securities clearing and operations outsourcing services. Securities clearing and settlement is the process of matching, recording, and processing transaction instructions and then exchanging payment between counterparties. The Company also provides financing for client inventory through margin lending. The Company's operations outsourcing solutions allow brokers to outsource certain administrative functions relating to clearing and settlement to the Company, from order entry to trade matching and settlement, while maintaining their ability to finance and capitalize their business.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its statement of financial condition. These policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions during the reporting period that affect the related amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Significant estimates include the outcome of litigation and the carrying amounts of goodwill, other intangible assets and restructuring liabilities.

Fair Value — Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets which are recorded at contracted amounts approximating fair value consist of securities borrowed, customer receivables, receivables from broker-dealers and certain other receivables. Similarly, the Company's short-term liabilities such as securities loaned, customer payables, payables to broker-dealers and certain other payables are recorded at contracted amounts approximating fair value. These instruments generally have variable interest rates and short-term maturities, in many cases overnight, and accordingly, their fair values are not materially affected by changes in interest rates.

Customer Securities Transactions — Customer securities transactions are recorded on a settlement date basis, which is generally three business days after trade date. Receivables from and payables to customers include amounts related to securities transactions. The value of securities owned by customers is not reflected in the accompanying statement of financial condition.

Cash and Cash Equivalents — Cash and cash equivalents include all demand deposits held in banks and certain highly liquid investments with maturities of 90 days or less. At June 30, 2008 cash equivalents of $112.0 million were invested in a money market fund.

Drafts Payable — The Company reclassifies overdraft bank account balances on its general ledger to a drafts payable liability account, as appropriate. In accordance with related bank agreements, such overdrafts are funded by the Company on a following-day basis.

Securities Owned — Securities owned are valued at market and recorded on a trade date basis. At June 30, 2008, securities owned consisted solely of U.S. Treasury bills, and are included in Securities segregated for regulatory purposes or deposited with clearing organizations on the statement of financial condition.

Securities Borrowed and Loaned — Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash with the lender. The Company takes possession of securities borrowed, monitors the market value of both securities borrowed and securities loaned and obtains additional collateral as appropriate

Receivable From and Payable to Brokers, Dealers and Clearing Organizations — Receivable from brokers, dealers and clearing organizations primarily consist of securities failed to deliver, receivables from correspondents and deposits held at clearing organizations. Clients for whom the Company provides securities clearing, record-keeping, and custody services are generally referred to as the Company's "correspondents." The value of correspondents' securities held by the Company as custodian is not reflected in the accompanying statement of financial condition. Payable to brokers and dealers primarily consist of securities failed to receive and payables to correspondents.

Income Taxes — The Company is included in the consolidated Federal and applicable combined state and local income tax returns of Broadridge. For Federal, state and local income taxes, the Company records an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. Accumulated tax benefits related to net operating losses and loss carryforwards are recorded as a receivable from Broadridge and offset against the Company's loan payable to Broadridge on the statement of financial condition.

Income taxes are provided under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, which requires the Company to use the asset and liability method. This method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. (see Note 6).

In assessing the need to record a valuation allowance against its accumulated tax benefits and deferred tax assets, management considers whether it is more likely than not that some portion or all of the accumulated tax benefits and deferred tax assets will be realized. The ultimate realization of accumulated tax benefits and deferred tax assets is dependent upon the generation of future taxable income during the year in which temporary differences will reverse and within allowable carry-forward periods for certain tax attributes.

Goodwill and Intangible Assets, Net — In accordance with SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), goodwill is tested annually (or more frequently under certain conditions) for impairment. If an impairment exists, a write-down to fair value (normally measured by discounting estimated future cash flows) is recorded. The Company has reviewed its goodwill in

accordance with SFAS No. 142 as of March 31, 2008, and has determined that no impairment charge was required. Intangible assets with finite lives are amortized primarily on a straight-line basis over their estimated useful lives and are reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. The Company's identifiable intangible assets consist primarily of software and software licenses, and customer contracts. Software and software licenses and customer contracts are amortized over periods of 3 and 10 years, respectively. The Company has reviewed its intangible assets in accordance with SFAS No. 144 and has determined that no impairment charge was required.

Fixed Assets, Net — Fixed assets, which are included in other assets, consist primarily of leasehold improvements and communication and data processing equipment and are stated at cost less accumulated amortization and depreciation. Leasehold improvements are amortized over the lesser of the terms of the respective leases, including option periods or the estimated lives of the improvements. Depreciation is expensed over the estimated useful lives of the assets, which range from 3 to 7 years.

Stock-Based Compensation — Broadridge adopted SFAS No. 123R, *Share-Based Payment*, effective July 1, 2005 using the modified prospective method. The adoption of this standard requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. The Company is allocated its share of applicable stock-based compensation expense, which is recorded as a capital contribution within additional paid-in capital.

Recently Issued Accounting Pronouncements — In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities* ("SFAS No. 161"). This statement amends and expands the disclosure requirements of Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The adoption of SFAS No. 161 is not expected to have a material impact on the Company's financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No.* 115 ("SFAS No. 159"). This statement provides a fair value option election that allows companies to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and liabilities, with changes in fair value recognized in earnings as they occur. SFAS No. 159 permits the fair value option election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. SFAS No. 159 is effective for the Company beginning on July 1, 2008. The Company has no plans to apply the elective provisions of SFAS No. 159.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS No. 157"). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position ("FSP") No. 157-1, *Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements that Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13* ("FSP No. 157-1") and FSP No. 157-2, *Effective Date of FASB Statement No. 157* ("FSP No. 157-2"). FSP No. 157-1 amends FASB Statement No. 157 to exclude FASB SFAS No. 13, *Accounting for Leases* ("SFAS No. 13") and other accounting pronouncements that address fair value measurements for purpose of lease classification and measurement under SFAS No. 13. This FSP is effective upon the initial adoption of SFAS 157. FSP No. 157-2 delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of this FSP. The Company adopted SFAS No. 157 and FSP No. 157-1 effective July 1, 2008 and the adoption did not have a material impact on the Company's financial condition. The Company expects to adopt FSP No. 157-2 on July 1, 2009 and the adoption is not expected to have a material effect on the Company's financial condition.

In June 2006, the FASB issued FASB Interpretation ("FIN") No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* ("FIN 48"). This interpretation clarifies the accounting for uncertain tax positions by prescribing a minimum recognition threshold for recognition of tax benefits in the statement of financial condition. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. As a result of applying FIN 48, the amount of benefit recognized in the statement of financial condition may differ from the amount taken or expected to be taken in a tax return. These differences are referred to as unrecognized tax benefits and represent financial statement liabilities. In the event unrecognized tax positions are ultimately allowed (for example, when the matter is settled with taxing authorities or statues of limitations expire), the benefit is recognized, generally resulting in a reduction of tax expense in the period of recognition. The Company's adoption of FIN 48 on July 1, 2007 had no effect on the Company's financial condition for the fiscal year ended June 30, 2008.

3. Receivable from and Payable to Brokers, Dealers and Clearing Organizations

At June 30, 2008, amounts receivable from and payable to brokers, dealers and clearing organizations consist of (*dollars in thousands*):

Receivables:	
Correspondents and other	$ 223,308
Clearing organizations	75,344
Securities failed to deliver	156,984
	$ 455,636
Less: allowance	(2,000)
Receivable from brokers, dealers and clearing organizations, net	$ 453,636
Payables:	
Correspondents and other	$ 127,561
Securities failed to receive	136,924
Payable to brokers, dealers and clearing organizations	$ 264,485

4. Securities Pledged

The Company segregates securities in special reserve accounts for the exclusive benefit of customers and proprietary accounts of introducing brokers ("PAIB") pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3") and also deposits securities with clearing organizations. At June 30, 2008 the Company had segregated approximately $31.4 million of borrowed securities at contractual amounts (market value of $30.6 million) consisting of U.S. Treasury notes, in compliance with Rule 15c3-3, and had deposited with clearing organizations approximately $2.3 million of owned securities consisting of U.S. Treasury bills. These amounts are included in securities segregated for regulatory purposes or deposited with clearing organizations in the statement of financial condition.

Under SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, the Company is required to disclose the market value of collateral received under securities borrowed transactions, customer and correspondent agreements which it has the ability to sell or repledge and the amount of collateral that has been pledged or resold. As of June 30, 2008, the Company has received securities collateral primarily in connection with customer margin loans, securities borrowed transactions and correspondent accounts with a market value of approximately $2,323.8 million which it can sell or repledge. Of this amount, approximately $638.9 million has been pledged or sold as of June 30, 2008 in connection with securities loaned, street-side settlement, deposits with clearing organizations and Federal and other regulations. Included in the securities collateral and pledged or sold amounts stated above were approximately $30.6 million of borrowed securities segregated in a special reserve account pursuant to Rule 15c3-3.

5. Related Party Transactions

Operating Services — At June 30, 2008, intercompany payables of approximately $6.5 million are included in accrued expenses and other liabilities in the statement of financial condition.

The Company receives services from other Broadridge wholly-owned entities, primarily related to data processing, statement and confirm generation. The Company is charged for services based on the other entities' cost of providing such services.

The Company is allocated expenses primarily relating to technology support and corporate support services, including insurance and employee benefits.

Stock-Based Compensation — During the year, Broadridge funded stock-based compensation costs. The Company treated such costs as a capital contribution as there is no intent to repay Broadridge.

Occupancy and Equipment — The Company leases space at its headquarters in Lake Success. The space is shared with Broadridge. Although the Company is the lessee on the lease agreement, the lease is managed by Broadridge.

Loans — The Company borrows on an unsecured basis from Broadridge. As of June 30, 2008, the gross amount of this borrowing was $103.0 million. The Company nets approximately $30.3 million of an income tax related receivable from Broadridge against the loan and discloses the net balance of $72.7 million on the statement of financial condition (see Note 6).

6. Income Taxes (dollars in thousands)

The Company has entered into a formal tax sharing agreement with Broadridge whereby the Company's tax losses in future years, and tax loss carryforwards resulting from prior period losses, can be utilized by Broadridge to apply to Broadridge's consolidated net taxable income on Broadridge's U.S. federal tax return and any relevant consolidated state tax returns. This amount, approximately $30.3 million, has been recorded as a receivable from Broadridge and offset against the Company's loan payable to Broadridge (see Note 5).

The Company believes that it is more likely than not that it will be able to generate sufficient taxable income in future years to realize the benefits from its income tax related receivable from Broadridge. Accordingly, no valuation allowance has been recorded.

The components of the net deferred tax liability as of June 30, 2008 are as follows:

Deferred tax assets:		
Accrued expenses not currently deductible	$	4,306
Stock-based compensation expense		251
Deferred tax liability:		
Amortization		(6,918)
Net deferred tax liability	$	(2,361)

The Company adopted FIN 48 effective in 2007 and recognized no change to beginning retained earnings for unrecognized tax benefits. As of June 30, 2008, the Company had no unrecognized tax benefits. The Company is currently not under any U.S. or foreign income tax exam for any of its open tax years.

7. Employee Benefit Plans

Certain employees of the Company participate in Broadridge's employee benefit and stock-based compensation plans. These plans include a benefit plan providing health benefits to eligible employees and their families, a defined benefit pension plan and a 401(k) retirement and savings plan, and stock-based compensation plans which provide for grants of restricted stock units and stock options of Broadridge.

8. Commitments and Contingencies

Leases — The Company leases office space under non-cancelable operating lease agreements with third parties, that have initial non-cancelable terms in excess of one year and which expire on various dates through 2017. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At June 30, 2008, non-cancelable contractual operating leases with third parties had the following minimum lease commitments *(dollars in thousands)*:

Year Ending June 30	
2009	$ 5,128
2010	5,199
2011	5,257
2012	5,324
2013	2,369
Thereafter	10,272
	$ 33,549

Not included in the lease commitments above are expected receipts of sublease payments of $6.4 million (see Note 5 and "Restructuring Liabilities" below).

Restructuring Liabilities — Concurrent with the November 2004 acquisition of the Company by its former parent, the Company's management formulated a plan to restructure the Company. In accordance with Emerging Issues Task Force Issue 95-3, *Recognition of Liabilities in Connection with a Purchase Business Combination*, certain costs related to the plan were recognized as assumed liabilities, consisting primarily of facilities leases, relocation costs and severance costs. Additionally, unrelated to the acquisition, the Company took a charge related to involuntary employee termination benefits and a charge for the fair value of the remaining lease obligation for a facility that was exited, in accordance with SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities*. A roll forward of the total restructuring liabilities from June 30, 2007 to June 30, 2008 is as follows (*dollars in thousands*):

	Facilities Costs	Severance Costs	Total
Balance as of June 30, 2007	$ 12,880	$ 389	$ 13,269
Change in estimates	(1,500)	-	(1,500)
Additional charges	-	25	25
Utilization — Year Ended June 30, 2008	(3,177)	(414)	(3,591)
Balance as of June 30, 2008	$ 8,203	$ -	$ 8,203

The change in estimated facilities costs was based on expected payments from a new sublease of a portion of the facility. The lease and sublease both terminate in 2012.

Litigation — The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the statement of financial condition.

9. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company's securities activities primarily involve executions, settlement and financing of various securities transactions for a nationwide retail and institutional, customer and non-customer client base, introduced by its correspondent broker-dealers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, clearing organizations or depositories are unable to fulfill contractual obligations.

The Company conducts business with brokers and dealers, clearing organizations and depositories that are primarily located in the New York area. Banking activities are conducted mainly with domestic commercial banks, to support customer securities activities of correspondent broker-dealers.

The Company's exposure to credit risk associated with transactions in which the Company extends credit to customers and non-customers is measured on an individual customer or counterparty basis. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing customer and market conditions. The Company seeks to control the risk associated with these activities by requiring customers and non-customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requests the deposit of additional collateral or reduces securities positions, when necessary. In addition, the Company's correspondent broker-dealers may be required to maintain deposits relating to its security clearance activities.

The Company records customers' securities transactions on a settlement date basis, which is generally three business days after trade date. The Company is therefore exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations.

The Company's securities lending activities require the Company to pledge securities as collateral. In the event the counterparty is unable to meet its contractual obligation, the Company may be exposed to off-balance sheet risk of acquiring securities at prevailing market prices. The Company monitors the credit standing of counterparties with whom it conducts business. Risk is further controlled by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral level in the event of excess market exposure or instituting securities buy-in procedures when required.

The Company also provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of the other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, the other members would be required to meet any shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

10. Regulatory Requirements

As a registered broker-dealer and member of the NYSE and FINRA, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 ("Rule 15c3-1"). The Company computes its net capital under the alternative method permitted by Rule 15c3-1, which requires the Company to maintain minimum net capital equal to the greater of $1.5 million or 2% of aggregate debit items arising from customer transactions. The NYSE and FINRA may require a member firm to reduce its business if its net capital is less than 4% of aggregate debit items, or may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit items. At June 30, 2008, the Company had net capital of $252.3 million, which was approximately 21.78% of aggregate debit items and exceeded the minimum requirements by $229.1 million.

The Company is also subject to the customer protection requirements of Rule 15c3-3 of the Securities Exchange Act of 1934 ("Rule 15c3-3"). In addition, in order to allow correspondent broker-dealers to classify their assets held by the Company as allowable assets in their computation of net capital, the Company has agreed to compute a separate reserve requirement for the PAIB. At June 30, 2008, there were no requirements for funds or securities to be segregated in a special reserve account for the exclusive benefit of PAIB, in accordance with Rule 15c3-3.

Pursuant to Rule 15c3-3 the Company computes its customer segregation requirement on the business day following the required computation date on an 'as of' basis. Accordingly, when the Company computed its requirement 'as of' June 30, 2008, it determined that approximately $48.5 million of funds or securities were required to be segregated in accordance with Rule 15c3-3. The following business day, pursuant to Rule 15c3-3, the Company arranged for approximately $90.8 million of U.S. Treasury notes to be segregated in its special reserve account for the exclusive benefit of customers, exceeding actual requirements by approximately $42.3 million. At June 30, 2008 U.S. Treasury notes with an approximate market value of $30.6 million have been segregated in a special reserve account for the exclusive benefit of customers, in accordance with Rule 15c3-3, based on the regulatory requirement computed as of June 20, 2008.

The Company owns 142.8571 Series A common shares of CAPCO Holdings, Inc. ("CAPCO") to gain access to the Securities Investor Protection Corporation ("SIPC") excess bond for customer asset protection that is furnished by CAPCO. The excess SIPC bond provides for unlimited insurance coverage up to the net equity of each customer's account. Under the terms of the excess SIPC bond, the Company is required to maintain net capital of $200.0 million as defined under Rule 15c3-1, for two consecutive quarters within the twelve month period ending September 30 of each year. The cost of the Company's investment in CAPCO shares was $5.0 million and is included in other assets in the statement of financial condition.

11. Intangible Assets (dollars in thousands):

The components of identifiable intangible assets as of June 30, 2008 are as follows:

	Software and Software Licenses	Customer Contracts	Totals
Gross balance	$ 6,297	$ 22,000	$ 28,297
Accumulated Amortization	(6,219)	(7,836)	(14,055)
Net balance	$ 78	$ 14,164	$ 14,242
Weighted average remaining useful lives	1.0	6.3	6.3

Customer contracts and the majority of software were acquired as part of the acquisition of the Company.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

August 22, 2008
Ridge Clearing & Outsourcing Solutions, Inc.
1981 Marcus Avenue
Lake Success, NY 11042-1038

In planning and performing our audit of the financial statements of Ridge Clearing & Outsourcing Solutions, Inc. (an indirect wholly-owned subsidiary of Broadridge Financial Solutions, Inc.) (the "Company") for the year ended June 30, 2008 (on which we issued our report dated August 22, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following: (1) making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END